October 13, 2020

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Asbury Automotive Group, Inc.
Registration Statement on Form S-4

Ladies and Gentlemen:

Attached for filing with the Securities and Exchange Commission (the “Commission”) is a Registration Statement on Form S-4 relating to the offer by Asbury Automotive Group, Inc., a Delaware corporation (the “Company”), to exchange (the “Exchange Offer”) its 4.50% Senior Notes due 2028 and related guarantees (the “2028 Exchange Notes”) and its 4.75% Senior Notes due 2030 and related guarantees (the “2030 Exchange Notes” and together with the 2028 Exchange Notes, the “Exchange Notes”) for an equal principal amount of each series of its 4.50% Senior Notes due 2028 and related guarantees (the “2028 Original Notes”) and its 4.75% Senior Notes due 2030 and related guarantees (the “2030 Original Notes” and together with the 2028 Original Notes, the “Original Notes”). On February 19, 2020, the Company issued $525,000,000 aggregate principal amount of the 2028 Original Notes and $600,000,000 aggregate principal amount of the 2030 Original Notes. On March 30, 2020, the Company effected a special mandatory redemption, pursuant to which the Company redeemed $245,000,000 of the Original 2028 Notes and $280,000,000 of the Original 2030 Notes. On September 16, 2020, the Company issued $125,000,000 aggregate principal amount of additional 2028 Original Notes and $125,000,000 aggregate principal amount of additional 2030 Original Notes. On the date hereof, $850,000,000 aggregate principal amount of the Original Notes are outstanding.

The total filing fee of $110,330 was wired to the Commission’s account in two parts. A filing fee of $77,880 was wired on or about August 14, 2020 to the Commission’s account at 100 F Street, NE, Washington, DC 20549. A filing fee of $32,450 was wired on or about September 30, 2020 to the Commission’s account at 100 F Street, NE, Washington, DC 20549.

In accordance with the Commission’s position set forth in Exxon Capital Holdings Corporation (available May 13, 1988) and its progeny, the Company makes the following representations to the Commission:

(1)

The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes of each series to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes of each series in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes of each series to be received in the Exchange Offer.

(2)

The Company will make each participant in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes of each series to be acquired in the Exchange Offer, such person (a) cannot rely on the position enunciated in Exxon Capital Holdings Corporation or interpretive letters to similar effect and (b) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 (the “Securities Act”) in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes of each series should be covered by an effective registration statement containing the selling stockholder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

(3)

The Company will include in the transmittal letter, or similar documentation to be executed by the exchange offeree in order to participate in the Exchange Offer, representations to the effect that (a) the exchange offeree is acquiring the Exchange Notes of each series in its ordinary course of business, (b) by accepting the Exchange Offer, the exchange offeree represents to the Company that it is not engaged in, does not intend to engage in and does not have an arrangement or understanding with any person to participate in a distribution of the Exchange Notes of each series, and (c) the exchange offeree is not an affiliate of the Company.

The Company further represents that, with respect to any broker-dealer that participates in the Exchange Offer with respect to outstanding notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the Exchange Notes of each series. Additionally, the Company will make each person participating in the Exchange Offer aware that any broker-dealer who holds outstanding notes of each series acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such outstanding notes of each series pursuant to the Exchange Offer, may be a statutory underwriter.

Please contact the undersigned at (770) 418-8246, or Joel May at (404) 581-8967, if you have any questions concerning the filing.

Sincerely,

/s/ George A. Villasana
George A. Villasana
Senior Vice President, General Counsel and Secretary

Attachment

cc: Joel May, Jones Day